210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Positive REOLYSIN® Clinical Trial
Results at the 14th World Conference on Lung Cancer

CALGARY, AB, July 6, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics”) today announced that a presentation covering interim preliminary results from a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours was made today at the International Association for the Study of Lung Cancer World Conference on Lung Cancer. The conference is being held in Amsterdam, the Netherlands from July 3rd – 7th 2011.

The presentation, entitled “Phase II study of reovirus with paclitaxel (P) and carboplatin (C) in patients with metastatic non-small cell lung cancer (NSCLC) who have Kras or EGFR-activated tumors”, was given by Dr. Miguel Villalona-Calero, principal investigator for the study, and indicated that 22 patients had received Reovirus (REOLYSIN) (3 x 1010 TCID50) intravenously daily on days one to five, in combination with carboplatin and paclitaxel. Initial doses used were carboplatin AUC 6 on day one, and palitaxel 200 mg/m2, on day one of each 21-day cycle. Due to exacerbation of prior gastrointestinal conditions and febrile neutropenia (one each) in the first two patients, doses were reduced to paclitaxel 175 mg/m2 and carboplatin AUC 5.

To date the study has enrolled patients with Adenocarcinoma (15), Squamous Cell Carcinoma (three), Bronchioloalveolar Carcinoma (one), and not otherwise specified non-small cell lung cancer (three). Molecular tumor demographics included: nine Kras mutant, three EGFR mutant, 16 EGFR amplified. Response evaluation to date in 21 patients showed six partial responses (PR) (28.6%), 13 stable disease (SD) (61.9%), two progressive disease (PD) (9.5%). This translates into a clinical benefit rate (complete response (CR)+PR+SD) of 90.5% and a response rate (CR+PR) of 28.6%. The investigators noted that the clinical benefit noted so far is encouraging and that a follow up randomized clinical trial appears warranted.

“The patient response and clinical benefit rates observed in this trial are very encouraging.  We will decide which lung cancer indication will proceed into a randomized clinical study based on this data and the data we expect from our ongoing Phase II trial in squamous cell carcinoma lung cancer,” said Dr. Brad Thompson, President and CEO of Oncolytics.

The full presentation is available on the Company’s website at www.oncolyticsbiotech.com.

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Wednesday, July 6th, 2011 at 6:30 a.m. MT (8:30 a.m. ET) to discuss in more depth the presentation covering the Phase II NSCLC data. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3563560 or through the Company's website at www.oncolyticsbiotech.com. Please connect at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through July 13th, 2011. To access the telephone replay, dial 1-416-849-0833 or 1-800-642-1687 and enter reservation number 78454074 followed by the number sign.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the implication of the materials to be presented at the IASLC 14th World Conference on Lung Cancer with respect to REOLYSIN; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com